UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2016 (Report No. 3)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Contents

This Report on Form 6-K is incorporated by reference herein and into the registrant's Registration Statements on Form F-3 (Registration Nos. 333-208785 and 333-195794) and Form S-8 (Registration Nos. 333-208278, 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010 and 333-133968).

On September 26, 2016, Perion Network Ltd. (the “Registrant”) held an extraordinary shareholders meeting at the offices of the Registrant located in Holon, Israel, to vote upon two proposals to amend the articles of association of the Registrant.

Neither proposal received the requisite affirmative approval of more than 66-2/3% of the outstanding shares.

Set forth below are the detailed results of the voting:

76,672,607 shares were outstanding on the record date (August 29, 2016).

•	Proposal One, proposed by the Board of Directors: 33,888,680 votes for (or 44.20% of the outstanding shares) 21,213,324 votes against
651,078 abstained

•	Proposal Two, proposed by shareholder Ronen Shilo: 34,173,769 votes for (or 44.57% of the outstanding shares) 20,920,895 votes against
658,418 abstained

The Registrant thanks the shareholders who participated in the voting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By:	/s/ Limor Gershoni Levy
Name:	Limor Gershoni Levy
Title:	Corporate Secretary &
General Counsel

Date: September 26, 2016